Hollysys Automation Technologies Announces Its Proprietary Safety

System Certified in Compliance with IEC 61508 and IEC 61511

International Standards

Beijing, China – July 17, 2012 – Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI) (“Hollysys” or the “Company”), a leading provider of automation and control technologies and applications in China, announced today that its proprietary SIS (Safety Instrumented System) - HiaGuard has been certified in compliance with the latest IEC61508 and IEC61511 international standards and approved its use for up to Safety Integrity Level 3 (SIL3) applications by TÜV Rheinland (TÜV), a German certification organization.

Safety Instrumented System - HiaGuard is a critical safety system comprising sensors, logic solvers and actuators for the purposes of taking a process to a safe state when normal predetermined set points are exceeded, or safe operating conditions are violated. The SIS developed by Hollysys is applicable to ESD (Emergency Shutdown System), PSD (Process Shutdown System), FGS (Fire and Gas Systems), BMS (Burner Management System), and ETS (Emergency Trip System).

HiaGuard is capable of supporting large scale applications with convertible scale. A single safety controller could support up to 1,000 I/O (Input and Output) points. Meanwhile, HiaGuard is designed and tailor made to be seamless integrated with the DCS (Distributed Control System) of Hollysys, which enables the sharing of common HMI (human machine interface) and unified control network for our customers. Besides, it is in compliance with IEC61131-3 international standards, supporting Ladder Diagram and Function Block Diagram programming languages. Furthermore, given our largest industrial market stands in China, the system configure software of HiaGuard is programmed to support both Chinese and English, that suits the very needs of language conveniency of Chinese customers and users, therefore helps outstanding our product offering from foreign systems.

Dr. Changli Wang, CEO and Chairman of Hollysys, commented: “We are proud to reiterate that proprietary technology and strong R&D capability is one of our core pillar foundations driving our market leadership across all of our attractive industry verticals including the industrial automation. Together with our proprietary DCS system and many other remarkable proprietary software and hardware products, HiaGuard, as a major critical control system will further complete our total solution product suite and will impel our industrial automation business to the next level while better equipping us for future market competition in both domestic and international arenas.”

Hollysys Automation Technologies, Ltd.	Page 2

About Hollysys Automation Technologies, Ltd.

Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 3,500 employees with nationwide presence in over 50 cities in China, with subsidiaries and offices in Singapore, Malaysia, Dubai, India, and serves over 3000 customers in the industrial, railway, subway & nuclear industries in China, South-East Asia, and the Middle East. Its proprietary technologies are applied in its industrial automation solution suite including Distributed Control System (DCS), Programmable Logic Controller (PLC), RMIS, HAMS, OTS, and other products, high-speed railway signaling system of Train Control Center(TCC) and Automatic Train Protection (ATP), and other products, subway supervisory and control platform (SCADA), and nuclear conventional island automation and control system

Safe Harbor

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Hollysys Automation Technologies, Ltd.

www.hollysys.com

+8610-58981386

+8610-58981326

investors@hollysys.com